Morgan, Lewis & Bockius LLP
1111 Pennsylvania Ave., N.W.
Washington, DC 20004



LAURA E. FLORES
202.739.5684
lflores@morganlewis.com



April 30, 2007


VIA EDGAR CORRESPONDENCE

Mr. Christian T. Sandoe
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549


Re:      RYDEX DYNAMIC FUNDS (THE "TRUST") - POST EFFECTIVE AMENDMENT NO. 13
         -------------------------------------------------------------------
         (FILE NOS. 333-84797 AND 811-09525)
         -----------------------------------
Dear Mr. Sandoe:

This letter responds to your comments to the Trust's Post-Effective Amendment No. 13, filed on February 14, 2007 for the purpose of reflecting the discontinuation of the master-feeder arrangement previously in place for the Trust's Dynamic S&P 500, Inverse Dynamic S&P 500, Dynamic OTC, Inverse Dynamic OTC, Dynamic Dow and Inverse Dynamic Dow Funds (the "Funds"). Under the
master-feeder arrangement, the Funds pursued their respective investment objectives indirectly by investing in their corresponding "master" funds, which had identical investment objectives. Effective January 1, 2007, the Funds pursue their respective investment objectives directly. The following summarizes your comments, and our response to those comments. Unless otherwise noted, capitalized terms have the same meaning as contained in the Funds' Prospectuses and/or Statement of Additional Information ("SAI").

1. COMMENT. With regard to the Funds' 80% non-fundamental policies adopted pursuant to Rule 35d-1, please explain why the Funds' non-fundamental investment policy to invest 80% of the Funds' assets in financial instruments with economic characteristics that should perform similarly to those of the underlying index indicated in the Funds' names is consistent with Rule 35d-1.


         RESPONSE. While we believe that the Funds' names are consistent with the requirements of Rule 35d-1 and not otherwise misleading, effective June 30, 2007 the Funds' names will incorporate the word "strategy" as suggested by the SEC staff (the "Staff") in a previous conversation. We have taken such action in reliance upon the

Mr. Christian T. Sandoe
April 30, 2007
Page 2

         Staff's statements that adding the word "strategy" to the Funds' names will remove the Funds' names from the ambit of Rule 35d-1. Further, subject to providing shareholders 60 days' notice, the Board of Trustees has rescinded the Funds' 80% non-fundamental policies. The new Fund names and the change in the Funds' non-fundamental policies will be reflected in the Trust's upcoming annual update 485(b) filing.

         ------------------------------------------------------- -----------------------------------------------------
                                OLD NAME                                               NEW NAME
                                --------                                               --------
                                                                                 (Effective 6/30/07)
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Dynamic S&P 500 Fund                                    S&P 500 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Inverse Dynamic S&P 500 Fund                            Inverse S&P 500 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Dynamic OTC Fund                                        OTC 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Inverse Dynamic OTC Fund                                Inverse OTC 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Dynamic Dow Fund                                        Dow 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Inverse Dynamic Dow Fund                                Inverse Dow 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Dynamic Russell 2000(R) Fund                              Russell 2000(R) 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------
         ------------------------------------------------------- -----------------------------------------------------
         Inverse Dynamic Russell 2000(R) Fund                      Inverse Russell 2000(R) 2x Strategy Fund
         ------------------------------------------------------- -----------------------------------------------------

2. COMMENT. Please include risk disclosure regarding investment concentration in technology companies for those Funds that are benchmarked to the Nasdaq 100 Index(R) in their Item 2 risk disclosure sections.

         RESPONSE. We have included the requested risk disclosure in the Item 2 risk disclosure sections of the Dynamic OTC Fund and the Inverse Dynamic OTC Funds as follows:

         TECHNOLOGY COMPANY CONCENTRATION RISK - The Fund's underlying index is concentrated in technology companies. As a result, the Fund's investments will also necessarily be concentrated in technology companies. The market prices of technology-related instruments tend to exhibit a greater degree of market risk and sharp price fluctuations than other types of instruments. Technology-related instruments also may be affected adversely by, among other things, changes in technology, consumer and business purchasing patterns, government regulation and/or obsolete products or services.

3. COMMENT. Please confirm that the "Market Segment Risk" is accurately described with respect to the Dynamic and Inverse Dynamic Funds.

         RESPONSE. We have confirmed with our client that the "Market Segment Risk" is accurately described with respect to the Dynamic and Inverse Dynamic Funds. For example, the Rydex Dynamic OTC Fund is subject to the risk that the over-the-counter market may UNDERPERFORM other segments of the equity market or the equity market as a whole. In contrast, the Rydex Inverse Dynamic OTC Fund is subject to the risk that the over-the-counter market may OUTPERFORM other segments of the equity market or the equity market as a whole.

Mr. Christian T. Sandoe
April 30, 2007
Page 3

3. COMMENT. Please confirm that the Rydex Funds' privacy policy is part of the Funds' Prospectus or remove it from the Funds' Registration Statement.

         RESPONSE. The Rydex Funds' privacy policy is not a part of the Funds' Prospectus, and it will be deleted from the Funds' Registration Statement going forward.

                                       ***

I hereby  acknowledge  on behalf of the Rydex Dynamic Funds (the "Trust")  that:
(i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact either John McGuire at 202.739.5654 or me at 202.739.5684.

Sincerely,

/s/Laura E. Flores
------------------

Laura E. Flores

c:  W. John McGuire, Esq.
    Joanna Haigney
    Michael Scalzi